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File No. 040006-0000

21 October 2005

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release title "Yara continues to deliver strong results" dated 21 October, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

dlw 11/3

Yara continues to deliver strong results

Oslo (2005-10-21): Yara International ASA reports strong results for the third quarter. The quarter saw more turbulent market conditions due to drought in many regions and sharp increases in energy prices. Yara's business model showed its robustness, and the company has further strengthened its position compared to domestic US producers.

Yara reports a net income after minority interest of NOK 846 million (NOK 2.70 per share) for the third quarter, compared with NOK 759 million (NOK 2.38 per share) in the third quarter last year. Excluding net foreign exchange gains/losses, the result was approximately NOK 2.65 per share compared with NOK 2.27 per share in third quarter 2004 EBITDA for the quarter was NOK 1,505 million compared with NOK 1,477 million in the third quarter last year. Third quarter operating income was NOK 783 million compared with NOK 834 million in the same quarter last year.

"During the third quarter, global market demand for fertilizer was somewhat slower than expected, partly due to drought in many places in the world. At the same time, energy prices have increased sharply, which towards the end of the quarter resulted in the fertilizer market becoming supply-driven. Yara has under these demanding market conditions performed well and continues to deliver strong results," says Thorleif Enger, President and CEO of Yara International ASA.

Within the Upstream segment the production continued at high levels with third quarter production of finished fertilizer up 9% and ammonia production up 13% compared with third quarter 2004. The Downstream segment on the other hand saw reduced volumes, especially due to the severe drought in Brazil this year. In Asia a substitution of low-margin sales with quality cash crop sales continued. Yara's Industrial segment has seen a positive market response during the quarter with continued growth and new customers within N-chemicals, liquid CO_2 and dry ice. Environmental products showed a 20% volume growth.

The current high natural gas prices have already resulted in reduced fertilizer production from US companies, and market analysts expect further closures in the region. Increased production costs and reduced fertilizer supply create upward pressure on fertilizer prices going forward. At the same time, long-term fertilizer demand is supported by low global grain inventories.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on
http://www.yara.com/en/investor_relations/financial_reports/

Capital Markets Day
Yara's annual Capital Markets Day will be held in Oslo 30 November. Please consult **www.yara.com** for more information.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations

Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.